SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2008

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 4777, 9th floor
São Paulo, SP, 05477-000
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.	CONSTRUTORA TENDA S.A.
Publicly-Held Company	Publicly-Held Company

NIRE 35,300,147,952	NIRE 35,300,348,206
CNPJ/MF 01,545,826,0001-07	CNPJ/MF 71,476,527/0001-35

MATERIAL FACT

GAFISA S.A. (GFSA3) (“Gafisa”) and CONSTRUTORA TENDA S.A. (TEND3) (“Tenda”), pursuant to Paragraph 4th of Article 157 of Law No. 6,404/76 and CVM Instruction No. 358/02, publicly inform that the companies agreed upon the corporate integration of Tenda and FIT RESIDENCIAL EMPREENDIMENTOS IMOBILIÁRIOS LTDA. (CNPJ/MF No. 07.016.741/0001-00) (“FIT”), a company controlled by Gafisa, with the purpose to jointly develop activities directed to the low income real estate sector in Brazil.

Such integration shall occur by means of the merger of FIT by Tenda (“Merger”), which shall continue to operate as a publicly-held company, with its shares traded in the Novo Mercado sector of Bolsa de Valores de São Paulo S.A. – BVSP.

After the Merger, Gafisa shall hold shares which represent 60% of the total and voting corporate capital of Tenda, and the minimum percentage of Tenda’ shares outstanding, necessary for the maintenance of the company in the Novo Mercado of Bolsa de Valores de São Paulo S.A. – BVSP, shall be maintained.

As of the date of the Merger, FIT (i) shall have a corporate capital of, at least, R$420 million, entirely subscribed and paid in by Gafisa (except for 2 quotas); and (ii) a net cash (cash availability and financial application less the loans and short and long term financings) of, at least, R$300 million.

The Merger is subject to certain conditions for its approval, as well as to the corporate approvals required by Law. As soon as new facts are verified and the conditions to which the business are subject are implemented, a new material fact shall be released, including for the purpose of Instruction CVM No. 319/99, as well as the Protocol and Justification of the Merger to be executed between the management of Tenda and FIT on September 1, 2008.

The transaction described herein shall not trigger redemption rights for the shareholdes of Tenda.

Rothschild acts as exclusive financial advisor of Fit and Gafisa in the transaction and Banco Modal S.A. as financial advisor of Tenda.

São Paulo, September 1, 2008

GAFISA S.A.	CONSTRUTORA TENDA S.A.
Alceu Duílio Calciolari	Ricardo Perpétuo
Financial and Investor Relations Officer	Financial and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 2, 2008

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.